UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 4, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces
Completion of the Bio-Gal Transaction

Attached hereto is an English translation (from Hebrew) of today’s announcement of the completion of the Bio-Gal transaction, as submitted on Tel Aviv Stock Exchange.

XTL Biopharmaceuticals, Ltd.
(the “Company”)

August 4, 2010

To:	To:
Israel Securities Authority	Tel-Aviv Stock Exchange, Ltd.
(via MAGNA)	(via MAGNA)

To whom it may concern,

Subject: Completion of XTL-Xtepo (Bio-Gal) Transaction

Pursuant to the report published by the Company on January 15, 2010 (ref. 2010-01-355722) and on March 2, 2010 (ref. 2010-01-400827) in connection with the Company’s engagement in a share transfer agreement with Xtepo, Ltd. (the “Share Transfer Agreement”, and “Xtepo”, respectively), the Company hereby announces that the transaction has been completed on August 3, 2010.

The transaction was completed following fulfillment of certain conditions which included, among other things, receipt of the following documents and permits: receipt of the Share Transfer Agreement signed by the Company and Xtepo, receipt of the Tel-Aviv Stock Exchange’s approval for registration of the securities in accordance with the Share Transfer Agreement, and receipt of the Company’s shareholders meeting approval to engage in the Share Transfer Agreement (which was received on March 2, 2010).

In addition, the Company, Bio-Gal, Ltd. (“Bio-Gal”), Xtepo and Xtepo’s shareholders have reached an understanding with the Israeli Tax Authority regarding the transaction as being exempt from taxation according to articles 104b(f), 103c and 103t of the Income Tax Ordinance (New Version, 1961, the “Ordinance”). The Israeli Tax Authority’s approval was received on June 1, 2010 and was approved by the Company and Xtepo’s and Bio-Gal’s shareholders on July 15, 2010.

According to the outline of the transaction, the Company acquired 100% of Xtepo’s shares, Xtepo being a privately owned company associated in Israel on November 9, 2009, by Bio-Gal’s shareholders. Bio-Gal received an exclusive license on a patent for the Erythropoietin drug (“EPO”) and in its ownership are 1.5 million USD, against the allocation of 133,063,688 new shares of the Company to Xtepo’s shareholders in an extraordinary private placement according to the Israeli Securities Authority Regulations (Private Offering of Securities in a Registered Company, 2000) (“The Regulations”).  Following the completion of the Share Transfer Agreement, Xtepo’s shareholders will own (including their ownership of the Company’s shares on the eve of the share transfer) approximately 70.64% of the Company’s issued and paid up capital and the remainder, approximately 29.36%, will be owned by the Company’s shareholders.

The Company shares that will be allocated to Xtepo’s shareholders will be registered with Bank Hapoalim Registrar Company Ltd.

As mentioned in the outline published on January 15, 2010 (ref. 2010-01-355722), the Company intends to commence preparations for a Phase 2 clinical trial in order to prove EPO’s advantages in the treatment of Multiple Myeloma patients.

The Company’s evaluation of the development of the drug and commencement of preparations for a Phase 2 clinical trial are forward-looking statements. This information is uncertain and is based on the Company’s existing information as of the date of the report. The actual outcome may be substantially different than any possible outcome deduced from this information.  There is no certainty regarding a receipt of exemption from conducting Phase 1 clinical trials and/or regarding the results of the experiments that the Company conducts on the drug.

In accordance with the understandings reached with the Israeli Tax Authority and approved by the Company, Xtepo, Bio-Gal and their shareholders on July 15th, 2010, the conditions for the asset transfer and the share transfer were determined.  A summary of the material conditions is as follows:

1.
The balance of the Company’s business losses and the balance of the Company’s capital losses have been reduced and set on a total of around 80 million NIS and around 0.7 million NIS, respectively. This is not to reduce the income tax assessor’s authority to determine that the balance of the losses is lower than the aforementioned.

2.
Losses that the Company incurred prior to the share transfer after their reduction as detailed in Section 1 above will not be allowed for compensation against any income deriving from Xtepo (the transferred company) and in addition will not be allowed for compensation against capital gains deriving from the sale of Xtepo’s shares.

3.
Xtepo’s shareholders will not be allowed to sell their rights in the Company for two years commencing at the end of the year in which the transaction was completed (the “Block Period”). Subject to changes in legislation.

4.	The Company and Xtepo have undertaken that during the Block Period, the principal economic activity in which they were engaged on the eve of the transaction will continue.

5.	The Company will not be authorized to sell its shares in Xtepo for the entirety of the Block Period.

Respectfully,

XTL Biopharmaceuticals, Ltd.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 3 612 7011, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 4, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer